UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:	December 31, 2008

    ☐  Transition Report on Form 10-K      ☐  Transition Report on Form 20-F
    ☐  Transition Report on Form 11-K      ☐  Transition Report on Form 10-Q
    ☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Commission file number:  001-33192

www.bmhc.com

Building Materials Holding Corporation

720 Park Boulevard, Suite 200, Boise, Idaho 83712

(208) 331-4300

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We will not be able to file our Form 10-K for the fiscal year ended December 31, 2008 by March 31, 2009 without unreasonable effort or expense.  We are currently negotiating an agreement with our lenders and based on recent developments, we require additional time to finalize our financial statements and related disclosures.

Our amended credit facility provides a $200 million revolver subject to borrowing base limitations and a $340 million term note maturing in November 2011.  As of December 31, 2008, no borrowings were outstanding under the revolver and $325.8 million was outstanding under the term note.  As of March 30, 2009, there were no borrowings outstanding under the revolver and approximately $315 million was outstanding under the term note.

Our credit agreement requires monthly compliance with financial covenants including minimum liquidity and adjusted earnings before interest, taxes, depreciation and amortization (monthly Adjusted EBITDA) at least through 2010.  Operating results, particularly income from continuing operations, are a primary factor for these covenants and our ability to comply with these covenants depends on our operating performance.  At December 31, 2008, we were in compliance with the financial covenants of the credit agreement.

Based on financial information for February 2009, we were not in compliance with the monthly Adjusted EBITDA requirement of our credit agreement.  In March 2009, we obtained a temporary waiver through April 15, 2009 for lack of compliance with the monthly Adjusted EBITDA requirement and we preserved access to limited liquidity as we may borrow up to $20 million on the revolver portion of our credit facility.

We have incurred losses from operations and costs to restructure.  We managed our liquidity during this time with closure and consolidation of underperforming business units and cost reduction initiatives as well as sales of assets.  However, the downturn in the housing industry has been deepened by an increase in home foreclosures and sapped consumer confidence from tightened lending standards and rising unemployment and created a difficult business environment.  Our operating performance and liquidity were negatively affected by these economic and industry conditions which are beyond our control.

These business conditions have not improved during the first quarter of 2009.  As of February 2009, single-family housing starts for the U.S. as a whole fell to an annualized rate below 0.4 million and single-family permits in our markets fell to an annualized rate below 0.2 million.  We do not believe these business conditions will improve significantly during 2009.

Due to the difficulty of reliably projecting our operating results within the suppressed business conditions of the homebuilding industry, there is significant uncertainty as to our ability to meet the financial covenants of our current credit agreement during 2009.  Also, our independent registered public accounting firm has advised us they may include a going concern explanatory paragraph in their opinion on our financial statements for the year ended December 31, 2008.  A going concern explanatory paragraph would constitute a default under our current credit agreement.

Lack of compliance with these covenants constitutes an event of default under the credit agreement.  As a result and absent any waiver, forbearance or similar agreement, the lenders under our credit facility would have the right to cause all amounts borrowed to become due and payable immediately and cease further borrowings by us under the credit facility.

We may not be able to meet near-term working capital and scheduled interest and debt payment requirements if cash flows are inadequate from our suppressed operating activities or if our access to the revolver portion of our credit facility is restricted due to lack of compliance with financial covenants or revolver borrowing base limitations.  Absent any waiver, forbearance or similar agreement to our current credit agreement, we believe our recurring losses from operations, interest and debt burden amid declining sales and potential inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue near-term as a going concern.

Additionally, our long-term future is dependent on more normal levels of single-family housing starts and our ability to implement and maintain cost structures, including reduced interest and debt, that align with single-family housing trends.  If this fails to transpire or if we can not obtain a waiver, forbearance or similar agreement to our current credit agreement, we may not be able to continue as a going concern and may potentially be forced to seek relief through a bankruptcy filing.

We are currently negotiating an agreement with our lenders to extend and modify our access to our credit facility as well as a waiver of the covenant regarding the independent registered public accounting firm’s potential going concern explanatory paragraph in their opinion on our financial statements for the year ended December 31, 2008.  This agreement may provide us additional time and flexibility to develop a capital structure to support our long-term strategic plan and business objectives.

There is no assurance these negotiations will result in an agreement acceptable to us and the lenders or an agreement that will achieve our desired goals.

We expect to file our 2008 Annual Report on Form 10-K on or before the extended deadline of April 15, 2009.

Certain statements in this Form 12b-25 including those related to expectations about the housing industry, anticipated financial and operational results, our compliance or lack of compliance with covenants in our credit agreement and our negotiations with our lenders homebuilding activity in our markets, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements that are not historical or current facts, including statements about our expectations, anticipated financial results and future business prospects are forward-looking statements.  While these statements represent our current judgment on what the future may hold and we believe these judgments are reasonable, these statements involve risks and uncertainties that are important factors that could cause our actual results to differ materially from those in forward-looking statements.  These factors include, but are not limited to, the risks and uncertainties cited in Item 1A of our most recently filed Form 10-K under the caption Risk Factors.  Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date of the filing of this document.  We undertake no obligation to update forward-looking statements.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Paul S. Street	(208) 331-4300

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☑ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating results for the quarter and year ended December 31, 2008 were previously provided on Form 8-K filed March 11, 2009.

There have been no changes to our financial condition, results of operations or cash flows for the quarter and year ended December 31, 2008 as reported on Form 8-K filed March 11, 2009.  Also, at December 31, 2008, we were in compliance with the financial covenants of our current credit agreement.

Building Materials Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009	/s/ Paul S. Street
Paul S. Street Senior Vice President and Chief Administrative Officer, General Counsel and Corporate Secretary